Exhibit (a)(1)(D)

May 28, 2009

Investors May Contact:

Kevin Stitt, Bank of America, 1.704.386.5667

Lee McEntire, Bank of America, 1.704.388.6780

Grace Yoon, Bank of America, 1.212.449.7323

Reporters May Contact:

Scott Silvestri, Bank of America, 1.980.388.9921

scott.silvestri@bankofamerica.com

Bank of America Announces Exchange Offer

For Certain Series of Preferred Stock

CHARLOTTE – Bank of America Corporation today announced that it is commencing an offer to exchange up to 200 million shares of common stock for outstanding depositary shares of certain series of preferred stock.

The exchange offer is subject to the terms and conditions described in the Offer to Exchange dated May 28, 2009, and the related Letter of Transmittal, which will be filed with the Securities and Exchange Commission.

The exchange offer will expire at midnight, New York City time, on June 24, 2009, unless extended or earlier terminated by Bank of America. Holders of the depositary shares eligible for the exchange will be able to tender their depositary shares, or withdraw their previously tendered depositary shares, any time prior to the expiration of the exchange offer.

The exchange offer would increase Bank of America’s Tier 1 common capital by an amount equal to the aggregate liquidation preference of the depositary shares exchanged. The shares issuable in the Exchange Offer are part of Bank of America’s previously announced plan to exchange common stock for (non-government) perpetual preferred stock. Bank of America believes that these actions will assist in meeting its $33.9 billion indicated Supervisory Capital Assessment Program (SCAP) buffer set by the Federal Reserve.

More

Bank of America is offering to issue shares of common stock in the exchange offer in the applicable consideration amount per depositary share specified in the table below. The number of shares of common stock issuable for each exchanged depositary share will be equal to this consideration amount divided by the average of the daily per share volume-weighted average price of Bank of America common stock for each of the five consecutive trading days ending on and including June 22, 2009 (the second business day prior to the scheduled expiration date of the exchange offer). Bank of America will announce this common stock average price no later than 9 a.m., New York City time, on June 23, 2009. One of the conditions of the exchange offer that must be satisfied or waived is that the common stock average price be $10 or greater.

If the number of shares of common stock issuable in exchange for depositary shares that are validly tendered and not properly withdrawn as of the expiration date exceeds 200 million, Bank of America will accept for exchange that number of depositary shares that does not result in a number of shares of common stock being issued in the exchange offer in excess of 200 million. In that event, acceptance of validly tendered depositary shares will be based on priority levels assigned to each series of preferred stock described below (with priority level 1 being accepted first). Acceptance of the depositary shares also may be subject to proration, as described in the Offer to Exchange.

Acceptance Priority Level	CUSIP No. of Depositary Shares	Series of Preferred Stock Represented by Depositary Shares	NYSE Ticker Symbol	Consideration per Depositary Share
1	060505815	Floating Rate Non-Cumulative Preferred Stock, Series E	BAC PrE	$16.25
2	060505583	Floating Rate Non-Cumulative Preferred Stock, Series 5	BML PrL	$16.25
3	060505633	Floating Rate Non-Cumulative Preferred Stock, Series 1	BML PrG	$15.00
4	060505625	Floating Rate Non-Cumulative Preferred Stock, Series 2	BML PrH	$15.00
5	060505617	6.375% Non-Cumulative Preferred Stock, Series 3	BML PrI	$17.00
6	060505740	6.625% Non-Cumulative Preferred Stock, Series I	BAC PrI	$17.50
7	060505724	7.25% Non-Cumulative Preferred Stock, Series J	BAC PrJ	$18.75
8	060505765	8.20% Non-Cumulative Preferred Stock, Series H	BAC PrH	$20.50
9	060505559	8.625% Non-Cumulative Preferred Stock, Series 8	BML PrQ	$21.00

More

The exchange offer is subject to a number of conditions which must be satisfied or waived by Bank of America on or prior to the expiration date, as described in the Offer to Exchange.

The terms of the exchange offer and procedures for validly tendering and withdrawing depositary shares are described in detail in the Offer to Exchange and related materials, copies of which may be obtained without charge from the information agent for the exchange offer, D.F. King & Co., Inc., by calling (800) 829-6551 (toll free) or (212) 269-5550 (collect). The Offer to Exchange also will be available free of charge on the SEC’s website at www.sec.gov after it is filed as an exhibit to the tender offer schedule.

The exchange offer is being made to holders of depositary shares in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), provided by Section 3(a)(9) of the Securities Act. This press release is not an offer to purchase or an offer to exchange or a solicitation of acceptance of an offer to exchange any securities, and the exchange offer is being made only pursuant to the terms of the Offer to Exchange and the related materials.

Bank of America

Bank of America is one of the world’s largest financial institutions, serving individual consumers, small- and middle-market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk management products and services. The company provides unmatched convenience in the United States, serving approximately 55 million consumer and small business relationships with more than 6,100 retail banking offices, more than 18,500 ATMs and award-winning online banking with nearly 30 million active users. Bank of America is among the world’s leading wealth management companies and is a global leader in corporate and investment banking and trading across a broad range of asset classes serving corporations, governments, institutions and individuals around the world. Bank of America offers industry-leading support to more than 4 million small business owners through a suite of innovative, easy-to-use online products and services. The company serves clients in more than 150 countries. Bank of America Corporation stock (NYSE: BAC) is a component of the Dow Jones Industrial Average and is listed on the New York Stock Exchange.

More

Forward-Looking Statements

Bank of America and its management may make certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not historical facts, but instead represent Bank of America’s current expectations, plans or forecasts of its plan to raise capital and other similar matters. These statements are not guarantees of future results or performance and involve certain risks, uncertainties and assumptions that are difficult to predict and are often beyond Bank of America’s control. Actual outcomes and results may differ materially from those expressed in, or implied by, any of these forward-looking statements.

You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risks, as well as those more fully discussed under Item 1A. “Risk Factors” of Bank of America’s 2008 Annual Report on Form 10-K and in any of Bank of America’s subsequent SEC filings: negative economic conditions that adversely affect the general economy, housing prices, the job market, consumer confidence and spending habits; the level and volatility of the capital markets, interest rates, currency values and other market indices; changes in consumer, investor and counterparty confidence in, and the related impact on, financial markets and institutions; Bank of America’s credit ratings and the credit ratings of its securitizations; estimates of fair value of certain Bank of America assets and liabilities; legislative and regulatory actions in the United States and internationally; the impact of litigation and regulatory investigations, including costs, expenses, settlements and judgments; various monetary and fiscal policies and regulations of the U.S. and non-U.S. governments; changes in accounting standards, rules and interpretations and the impact on Bank of America’s financial statements; increased globalization of the financial services industry and competition with other U.S. and international financial institutions; Bank of America’s ability to attract new employees and retain and motivate existing employees; mergers and acquisitions and their integration into Bank of America; Bank of America’s reputation; and decisions to downsize, sell or close units or otherwise change the business mix of Bank of America. Forward-looking statements speak only as of the date they are made, and Bank of America undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.

www.bankofamerica.com

###